EXHIBIT 99


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                             N E W S   R E L E A S E


Media Relations Contact: Nancy Goldfarb
                         212-906-4690

Investor Relations Contact: Leigh Ferst
                            212-906-3430

                                                         HOLD FOR 2 A.M. RELEASE

                       Unilever Updates Trading Statement

New York, NY -- January 27, 2003 -- Unilever (NYSE: UN, UL) expects that underlying sales in its leading brands will have grown by some 5.4% for the full year 2002. This is ahead of its previous guidance for the year of between
4.5 - 5% given at the pre-close teleconference on Wednesday, December 18, 2002.

The growth reflects the strong innovation and marketplace activity program which Unilever said would be weighted towards the second half of the year. This activity has been backed by a step-up in investment in its brands. Operating margin (beia) for the full year is expected to be up by some 100 bps.

Its Path to Growth restructuring and Bestfoods integration program have continued to deliver savings in line with plan.

EPS (beia) for the year is expected to be up by some 20% at constant exchange rates driven by the growth of the leading brands, savings from its Path to Growth and Bestfoods restructuring programs, lower interest and tax.

Unilever's preliminary year-end results will be published on Thursday, February 13, 2003.

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UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

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The business comprises:

Foods: Lipton teas, soups and side dishes; Wish-Bone salad dressings and marinades; Lawry's seasonings and specialty sauces; Shedd's Country Crock and "I Can't Believe It's Not Butter!" spreads and sprays; Ragu pasta and pizza sauces; Knorr soups, sauces and bouillons; Hellmann's and Best Foods mayonnaise; Skippy peanut butter; Bertolli olive oil, premium pasta sauces and frozen dinners; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Dove, Pond's and Vaseline skin care; the Suave family of skin- and hair-care products; Axe Deodorant Bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.


SAFE HARBOUR STATEMENT: This presentation may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as "expects", "anticipates", "intends" and other similar expressions are intended to identify such forward looking-statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. Further details of these potential risks and uncertainties are given in the Unilever Annual Report and Accounts and Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements.